

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Susan G. Riel
Chief Executive Officer
Eagle Bancorp, Inc.
7830 Old Georgetown Road, Third Floor,
Bethesda, Maryland 20814

> **Re: Eagle Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2024**
> **File No. 333-279167**

Dear Susan G. Riel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ben Weiner, Esq.